October 10, 2023

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Variable Insurance Trust (811-08361) (the “Registrant”) — Review of Annual Report Disclosures

Dear Ms. Miller:

This letter responds to comments you provided telephonically to Alexander Karampatsos and Morgan Willard of Dechert LLP on Monday, September 11, 2023, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal year ended December 31, 2022.1 We have reproduced your comments below, followed by our responses.

1.

Comment:  Please note that Form N-CSR was recently updated to include Items 4(i) and 4(j). Please ensure that these items are addressed in future filings and confirm in correspondence that no disclosure would be required in response to these items.

Response:   The Funds confirm that neither Item 4(i) nor Item 4(j) of Form N-CSR is applicable to the Funds. Accordingly, no disclosure is required in response to those items. The Funds will ensure that these items are addressed in future filings, as applicable.

2.

Comment:  Please explain the accounting policies for items subject to a master netting arrangement required by paragraphs ASC 210-20-50-3 and ASC 210-20-55 as applied to the Goldman Sachs Core Fixed Income Fund. We note that the Fund holds multiple types of derivatives, but the annual report does not include the required offsetting disclosures.

Response:    The above referenced Fund did not include disclosure regarding master netting arrangements in the report because the Fund’s exposure to applicable derivatives was not material to the Fund’s Financial Statements during the relevant period. The Fund will include the above referenced disclosure in future reports to the extent the Fund’s exposure to such derivatives is material to the Fund’s Financial Statements.

3.

Comment:  In response to Item C.7.n.i of Goldman Sachs Multi-Strategy Alternatives Portfolio’s Form N-CEN filed on March 14, 2023, the Fund responded affirmatively that it was excepted from the Rule 18f-4 program requirement and limit on fund leverage risk under rule 18f-4(c)(4).

1   You reviewed the annual reports of the following Funds: Goldman Sachs U.S. Equity Insights Fund, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Mid Cap Growth Fund, Goldman Sachs International Equity Insights Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Trend Driven Allocation Fund, Goldman Sachs Multi-Strategy Alternatives Portfolio, Goldman Sachs Government Money Market Fund, and Goldman Sachs Buffered S&P 500 Fund - Jan/Jul.

October 10, 2023

Please supplementally confirm that the Fund correctly responded to Item C.7.n.i of Form N-CEN.

Response:  The Fund notes that it correctly responded to Item C.7.n.i of Form N-CEN because it is a “limited derivatives user” and satisfies the requirements under Rule 18f-4(c)(4).

4.

Comment:  For the Goldman Sachs Trend Driven Allocation Fund, please update the caption in the Statement of Operations to indicate that the securities lending income is net of any rebates received or paid to borrowers.

Response:   The Fund will make this change in future filings.

*     *     *

Please do not hesitate to contact Alexander Karampatsos (202.261.3402) or Morgan Willard (202.261.3487) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria

Joseph F. DiMaria

Treasurer, Principal Accounting Officer, and Principal Financial Officer

Goldman Sachs Trust

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Alexander Karampatsos, Dechert LLP

Morgan Willard, Dechert LLP